Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following employee Q&A was posted to Aetna’s internal website:

Aetna’s Proposed Acquisition of Humana

Employee Questions and Answers
(July 28, 2015)

Employees are urged to “Follow” the Aetna-Humana page on Aetna Connect and visit often for news and updates about the transaction. Your questions may be submitted to the “Communications” mailbox and this document will be updated with new “Q’s and A’s” and posted to the Aetna Connect page on Tuesdays.

1.	Is this a merger or acquisition?

This is an acquisition. When the proposed transaction closes, Aetna will acquire all outstanding shares of Humana for a combination of cash and stock valued at $37 billion or approximately $230 per Humana share based on the closing price of Aetna common shares on July 2, 2015.

2.	Does the current industry consolidation mean we will eventually get to a single-payer system?

We can’t speculate on how the composition of our industry will evolve in the long term. We are focused on offering the best value for consumers, and believe this transaction will help accelerate the pace of change for higher quality, more affordable care.

3.	How does the agreement impact Aetna’s Vision 2020 strategy?

It accelerates our ability to achieve it. We believe this agreement complements and advances our vision and current strategies for building a healthier world.

4.	Will the social compact apply to Humana’s employees after the acquisition closes?

We believe very strongly in our social compact, and believe this is the right thing to do for our people and our business. During the integration process after the acquisition closes, we will be looking at ways to integrate our businesses over time, including our employee compensation and benefits strategies.

5.	What happens to the Humana Foundation and the organizations it supports?

Until the transaction is closed, Aetna and Humana remain independent, competing companies. We can’t speculate as to what will happen to the Humana Foundation or other Humana programs at this time. More information will be available after the proposed acquisition closes and as we go through the integration process. Both Aetna and Humana have a long history of supporting the communities in which they live and work. When the acquisition closes, Aetna will work to support the communities that are important to our collective employees and customers.

6.	Will Aetna be ending its relationship with CVS Caremark as a result of the Humana acquisition?

Aetna announced a long-term relationship with CVS in 2010. That contract runs through 2019 (more than 4 years from now).

The CVS agreement has delivered significant value to our customers, and we remain committed to our relationship with CVS. We can’t speculate as to how that relationship will continue to evolve in the long term.

7.	Outside of the businesses mentioned in the announcement (Medicare, Medicaid, TRICARE), where do you see the most significant opportunity from a business perspective?

While still in the early stages, we see numerous potential business opportunities once this transaction closes. The proposed combination of Aetna and Humana:

•	Is expected to result in an improved cost structure for the combined company that will enable the combined company to offer more competitive products to consumers.

•	Is expected to make Humana's commercial business more effective and competitive.

•	Will create a leading health care services and pharmacy benefit franchise, serving members who use over 600 million prescriptions annually.

•	Will strengthen care management capabilities by taking the best-of-breed provider solutions, including robust offerings of patient-centered provider services, clinical intelligence, value-based reimbursement models, data integration and analytics solutions from both companies.

8.	Aetna is currently trying to transition our Medicare Advantage products to a new platform as part of the Coventry acquisition. Will we now consider moving this business to the Humana platform?

As we engage in conversations regarding the post-closing integration process, we will evaluate the systems and platforms from each organization and determine the approach that will help us best support our members.

9.	Will the Coventry integration be completed by the anticipated Humana close date? More generally, what would you say to employees who have concerns regarding the significant amount of change taking place in a relatively short time?

A great deal of the Coventry integration work has been completed, and our business performance shows that integration has been successful.

We are continuing to move forward with remaining activities related to the Coventry integration, and those activities will not be affected by planning for the Humana integration, which will not begin to be implemented until after the closing, which is expected to occur in the second half of 2016.

We understand that these types of changes cause uncertainty. We remain dedicated to communicating with and supporting our employees as they continue to help Aetna stay focused on our mission and current business commitments. We see this as a tremendous opportunity to help improve the overall health care system, and for employees to help us achieve our goals as a combined organization.

10.	How will the cultures of both organizations come together?

Aetna and Humana’s strategies, vision and culture are highly complementary. This is particularly true for the missions of both organizations – building a healthier world and improving the health of the communities where we operate.

11.	How will this deal help consumers?

We believe this transaction will create a strong consumer franchise to engage and retain members, as well as improve care through the combination of two of the industry's best care management platforms; enhance our provider capabilities by combining leading provider assets; promote greater operational efficiencies that enable us to lower cost to compete with more cost effective products and create value for our customers and provider partners. Both Aetna and Humana are committed to building a better health care system, putting consumers at the center of everything we do, collaborating with providers on new ways to deliver value-based care, and using technology to better serve consumers.

12.	How does this agreement impact current Aetna and Humana members?

For the time being, nothing will change for current Aetna and Humana members and the organizations will continue to operate and compete as two separate companies.

As we progress through the closing and integration process, we will work diligently to ensure that both Aetna and Humana members continue to receive the high-quality levels of service that both organizations provide.

13.	How will this agreement affect Aetna’s relationships with health care providers?

This agreement is as much about creating new and better collaborations with providers as it is about delivering best-in-class service and care for consumers. The combined company will be well positioned to offer a broad choice of affordable, consumer-centric health care products, helping to constrain cost growth, improve health outcomes, and promote wellness. The combination will provide Aetna with an enhanced ability to work with providers and create value-based payment agreements that result in better care to consumers, and spread cutting-edge clinical practices and quality care.

14.	Did the Affordable Care Act (“Obamacare”) drive this transaction?

The Affordable Care Act has been an action-forcing event that has influenced all elements of the health care system over the past few years. While the Affordable Care Act has improved access to health insurance for millions of people, it has not addressed the rising cost of health care, developed solutions that improve quality, or transitioned our payment system to value-based care. We believe that our proposed transaction with Humana can help accelerate our ability to address these issues and enable us to continue to help to improve the health care system.

15.	Will Aetna look to focus on the government-related business opportunities – specifically Medicare and Medicaid – as part of this deal?

While the proposed deal would increase Aetna’s presence in Medicare and Medicaid products, the combined organization after the transaction closes will still have a very diversified business portfolio. Our combined organization will still see more than 40 percent of our revenue from our commercial business that is primarily obtained through private employers and individuals.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this communication that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where Aetna membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna and/or Humana projected; uncertainty related to Aetna’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s and/or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s and/or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA preemption of state laws (increasing Aetna’s and/or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and/or Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna and/or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and/or Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and/or Humana’s payment practices with respect to out-of-network providers, other providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and/or Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to Aetna or Humana; Aetna’s and Humana’s respective abilities to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services each company offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s and Humana’s ability to maintain their relationships with third-party brokers, consultants and agents who sell their products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Aetna does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.